INVEST IN **ACQUIRE INVEST**

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Investment Opportunities
Trillions of dollars of private investment opportunities are locked away every year. These opportunities are **opened to retail investors** with the Acquire APP.
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acquireinvest.com Nashville TN

Software | Technology | Finance | Fundraising | Bitcoin



LEAD INVESTOR

Honeycomb VC General Partner - Honeycomb Ventures

Honeycomb VC has chosen to lead the investment into Acquire and the Acquire App, because of our strong belief in the management team, and their clear solution to a major problem within their clean, mobile first app. The timing of security tokens, and the Acquire app's role in emerging capital markets. We are convinced that the timing, product and management of Acquire are all recipes for success. The platform will definitely be an essential part of any retail and accredited investors toolkit. Acquire brings massive emerging opportunities to the mainstream market through securitized digital asset classes, and opens it to the masses. Honeycomb believes this is a key element in realizing the promise of liquidity to these traditionally illiquid assets. Private market assets are a key piece of major investors portfolios and now mainstream investors can build their portfolios the same way.

Invested $155,000 this round

Highlights

1. 💸 Backed by $650k of pre-seed capital and Honeycomb VC

2. 💡 Company recently named Top 7 Blockchain company in Tennessee

3. ➪ Founder featured in media and podcasts as leader in security token space

4. 💳 Invest $500+ to receive an NFT access card granting in-app perks and benefits!

5. 🔒 The Acquire App unlocks access to an $80 trillion private alternative asset market

6. 🔗 Acquire is disrupting investing. Using Web3 technology we provide access to

5. 🔒 The Acquire App unlocks access to an $80 trillion private alternative asset market

6. 🔗 Acquire is disrupting investing. Using Web3 technology we provide access to anyone, at any level.

7. 💰 A highly curated marketplace of exciting investment deals, funds, DAOs and individual assets.

Our Team



Brian Harstine Founder & CEO at Acquire Invest

Living in Nashville, TN, Brian has been a blockchain strategist of almost a decade, Brian's knowledge of the crypto space is matched only by his uncanny ability to successfully build, grow and exit companies.

Retail investors are currently locked out of an estimated $80 trillion market of alternative assets and private placements. Acquire allows investors to invest in these assets.



Ben Apple Director of Business Operations at Acquire Invest

After a successful stint helping founders build and scale their businesses in Shanghai, China, Ben moved to NYC to work in real estate development and finance and is looking to solve the massive inefficiencies in private market transactions.



Jake Mayell Director of Growth & Marketing

Hailing from London, England, Jake has more than a decade's paid media experience. Strategizing and running the growth efforts of brands including Spotify, Apple and Amazon.



Anthony Broussard

Tech lead who has worked with Fortune 50 companies, startups, government agencies, crypto mining firms and solidity development teams.



Carson Nicely

THE ACQUIRE APP



ACQUIRE empowers every level of investor.

We believe that everyone should have access to invest alongside of the wealthy and industry leaders. **This is key!**

Imagine buying equity in companies and deals with your cash or crypto-curencies all in the app.

Our Vision is to facilitate 50% of everyone's portfolio.





THE ONLY MOBILE FIRST PERSONAL INVESTING APP OPENING ACCESS TO **TRADEABLE BLOCKCHAIN** POWERED, **SECURITIZED**, PRIVATE PLACEMENT **INVESTMENTS**, FUNDS AND DAOs TO **RETAIL INVESTORS**

The world of finance is experiencing the largest migration in history. The migration to Web3 technology. **It's happening now,** and it's occurring at the institutional level, across every type of investment product.

This change affects everybody, everywhere.

ACQUIRE is uniquely poised to both upgrade the existing financial products to this new world, and grant **everybody** access to them!

Why us?



The world of finance is experiencing the largest migration in history. This migration to Web3 + blockchain technology is **happening now,** and it's occuring at the institutional level,


across every type of investment product.
This is how the world will work. ACQUIRE is poised to enable and upgrade these financial products.
This affects every person, everywhere.

What ACQUIRE offers our users

International stock markets account for ~$44 Trillion of opportunity however this is just the tip of the iceberg. Global private markets account for more than $80 Trillion, but unless you're an accredited investor, you're barred from participating.

This $80T market is what ACQUIRE is disrupting.


MARKET
Securities Tokenization is a massive trend... a much bigger story than cryptocurrencies, NFTs, Initial Coin Offerings (ICOs), and even the underlying tech, blockchain.
$2T Crypto
$12T Gold
$21.8T M2 money supply
$34T US Stock markets
$40T US Bond Market
$44T International Stock Markets
$60T Global Bond Market
$80T Global Private Markets
$228T Global Real Estate
$247T Global Debt Markets
$542T Global derivatives Markets
"Tokenize the world"
These are all potential markets that can benefit from tokenization.
Imagine, across all of these key financial sectors, the amount of value lost to a fragmented business, inefficient systems, hindered liquidity, human error or just a simple lack of access.

While we're all free to invest in listed stocks and shares through apps like Robin Hood, **THE AVERAGE INVESTOR IS LOCKED OUT** of investments that make up ~50% of the portfolios of the world's wealthiest. Be that hedge funds, real estate or private equity.


YOUR POTRFOLIO COULD LOOK LIKE THIS
Cash 9%
Fixed Income 10%
Wealthy investor's portfolio
Listed Equities 31%
Alternative Assets 50%
Private Equity 54%
Other Real Assets 4%
Private Credit 8%
Hedge Funds 12%
Currently Accessible only to accredited investors
Real Estate 22%

The average investor is locked out of investments that make up an average of 50% of the portfolios of the world's wealthiest.

"If only I'd invested in Uber/Airbnb/Facebook before they blew up.."

Sound familiar?


$80+ Trillion of investment opportunities are locked away every year.
These opportunities are available only to accredited investors.
Retail investors are demanding access.
Enter ACQUIRE.

Well, **you wouldn't have been allowed** unless you were an accredited investor, i.e. had a $250k salary or were already a millionaire. Accredited investors represent **less than 13% of the US population.**

The ACQUIRE app changes this.

Here is the Acquire App's total addressable market, compared to similar investment apps offering users various types of investments.


INVESTMENT APP LANDSCAPE
ACQUIRE
PRIVATE PLACEMENT ASSETS
Total Market Size: $80T
Founded: 2020
Estimated Revenue (2022): Pre-Revenue
Estimated Users (2022): Pre-Launch
2022 Valuation: Pre-Series-A
Yieldstreet
PRIVATE PLACEMENT FUNDS
Total Market Size: $80T
Estimated Revenue (2021): $78m
2020 Valuation: $500m
coinbase
CRYPTO-CURRENCY ASSETS
Total Market Size: $2T
Founded: 2012
Estimated Revenue (2020): $1.1B
2020 Valuation: $28B
Robinhood
PUBLIC MARKET ASSETS
Total Market Size: $53T
Founded: 2013
Estimated Revenue (2020): $959m
Estimated Users (2020): 13m
2020 Valuation: $11.7B
MASTERWORKS
COLLECTIBLE MARKET ASSETS
Founded: 2017
Estimated Revenue (2021): $15m
Estimated Users (2021): 190k
2020 Valuation: $1B
Republic
CROWD-EQUITY ASSETS
OpenSea
NFT (NON-FUNGIBLE TOKENS)

Total Market Size: $13.6B
Founded: 2016
Estimated Revenue (2021): Undisclosed
Estimated Users (2021): 1.5m
2021 Valuation: $500m - $1B
Total Market Size: $35B
Founded: 2017
Estimated Revenue (2021): Unknown
Estimated Users (2021): 1m
2020 Valuation: $13.3B

The data speaks for itself. Masterworks opened a new trading platform for illiquid collectible assets, their total market size of $350B, combined with a total user count of just under 200k, resulted in a $1B valuation, according to Crunchbase. Acquire solves this same problem for illiquid private placement assets, with a total market size 12x of the collectible market, sitting at $80T



.

HOW IT WORKS
ACQUIRE creates value at each step.
1 WE LIST AN OFFERING
With a quantitative and qualitative analysis our third party asset teams conduct expert vetting, diligence and a multi-point rating system to list an asset, Acquire reviews and sources the highest quality assets that fit our user's demands.
2 WE TRANSFORM IT INTO SMART-SHARES
Each asset is turned into a mini-company (LLC) or mini-ipo. Then digitized and automated into a Smart-Share. It is Priced, issued and the initial offering is prepped for sale on the app.
3 WE EDUCATE USERS
Potential investors learn through immersive experiences. Acquire features friendly graphs, price charts, live and historical market data, AI sentiment indicators, media, and tap to learn functions throughout the app!
4 WE SELL SHARES
Initial offering Smart-Shares are then purchased with the tap of the "invest" button within the Acquire App, enabling retail and accredited investors to begin to build their own portfolios.
5 WE ENABLE TRADING
Post-Offering sale, Smart-Shares trade in our active (ATS) exchange, maintained by registered broker dealers plugged into our blockchain tech for instant settlement and in the future, 24/7 markets.
6 WE DRIVE ENGAGEMENT
Users are immersed in a community driven market where they can create portfolios and custom investment baskets that other users can track and copy. The assets can engage directly with their investors across the life of the asset.

What we do

Unique, high value investments across private placement asset classes are securitized, **tokenized into smart-shares**, prepared for an automated lifecycle with built-in regulation & compliance, then offered up as equity, debt, or cash flow deals to **users of all income levels!**



Secret Sauce
S²
*Smart-Share
Web3 Blockchain powered.
Lower barrier to entry for users & assets
Enables Scale and Trading of private assets!
Reduces asset issuance and lifecycle costs.

Enter, the ACQUIRE Smart-Share!

Smart-Shares are the next evolution of fractional ownership in any investment or investment contract.

The Smart-Shares are built with blockchain technology and they carry information in the form of layers. These layers automate the tasks associated with investing including, **instant settlement**, identity and verification, jurisdictional compliance & regulation, and the investment contract terms.

The Smart-Share is simply **a highly advanced version of the traditional "share"**. It is the user friendly version of a token, commonly referred to within decentralized finance and blockchain spaces.

ACQUIRE's Smart-Share is the building block.

Who benefits from ACQUIRE?

Retail and accredited investors alike.

Issuers gain exposure, efficiencies and scale.



RETAIL INVESTORS NEED A **FINTECH PLATFORM** DESIGNED TO **LEVEL THE PLAYING FIELD**, OPEN **ACCESS** TO TOP TIER PRIVATE INVESTMENT OPPORTUNITIES, AND TRANSFORM INVESTING WITH **COMPLIANT BLOCKCHAIN TECHNOLOGY.**

Growth Opportunity

Retail Investors are a Growing Phenomenon

- **COVID accelerated the transformation of markets**; and technology proliferated

Retail Trading Volume (000,000s) — Retail Market Share

5,000   10%



- retail's access and participation in these markets
- Internal estimates indicate that ~**50MM new retail brokerage accounts** were opened in the last 5 quarters in the United States
- Global demographic shifting will continue to accelerate the **growth of Millennial and Gen Z** independent, educated, and tech savvy investors

Retail investors' share of total equities trading volume is now approaching 25%, up from 20% in 2020 and 10-15% the preceding decade. And they are not all chasing meme stocks.

A new generation of younger retail investors are purchasing equities with the intention of becoming long-term market participants.

Source: bnymellonwealth.com

ACQUIRE's revenue model



The ACQUIRE app is monetized in a few ways:

Trade fees

Capital raise fees

Returns distribution service charges

'Mirror investing' subscriptions







ACQUIRE's founder, **Brian Harstine,** is an early pioneer in security tokens and has been featured on leading podcasts in the blockchain space.



The NFT access card



The NFT access card

The world's first trade fee reducing NFT!
Invest more than $500 during our raise to unlock your
exclusive Acquire app access card NFT.

10,000
up to 10,000 NFT Access Cards will be produced,
and calimed by you.



Investors in ACQUIRE's WeFunder raise will be eligible to claim their NFT
Access Card. **The world's first trade-fee reducing NFT!**

This digital asset will live inside the app and unlock a host of benefits to the
holder including up to a massive 25% discount on trade fees!

This discount on trade fees means power users will be able to effectively
recoup their initial investment in the savings they make on future trades.

As this is an NFT it will be open to secondary market trading. Meaning our
investors can sell on their Access Card to another user. The value of the cards
will be dependent on how much a user is looking to invest through the ACQUIRE
app!

NFT investment Tiers

Generation 1 access card

at a $1500 investment you can claim 1x NFT Cards

- 25% discount on all trading fees,
- 1st looks at investments before the public
- Acquire Beta App access
- Acquire Discord Alpha Channel Access
- 1st rights access to exclusive events & opportunities
- ERC-721 token which can be bought or sold on the open market!

Generation 2 access card

at a $500 investment you can claim 1x NFT Cards

- 15% discount on all trading fees,
- 2nd looks at investments before the public
- Acquire Beta App access
- Acquire Discord Alpha Channel Access
- 2nd rights access to exclusive events & opportunities
- ERC-721 token which can be bought or sold on the open market!



THE ACQUIRE SECURITIES TOKEN

$1 DOLLAR INVESTED = 1 ACQR *(SAFE-Note Token)*


USD
ACQR
Every Dollar invested = $1 of Equity in the SAFE note.
Terms:
• 15% discount on equity or 15m valuation cap.
• Which ever assigns the investor a better share price at either the Series A or an exit event.
BECOME A SHAR
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The Acquire team is made up of leaders in the investment and blockchain space and an advisory board with specific industry knowledge to bring key assets to our platform.


TEAM
Brian Harstine
(CEO) Development & Operations
Ben Apple
Director of Business Operations
Bruce Beckley
Product Dev and QA
Daryl Dexter
UX Team Lead
Drew Hill
Jake Mayell
Director Growth & Marketing
Anthony Broussard
Lead Developer & Product Manager
Dawid Kwiatoń
Full stack Developer
Marek Kowalski
Chief Architect
Marius Vasile Miclaus
Full stack Developer


TEAM
Lisa Price
Advisor: Corp. Development/Finance, M&A
Stephen Buehler
Advisor (Institutional asset structure
Wiley Matthews
Advisor Marketing / Blockchain
Larry Stofko
Advisor: Chief Information Officer
Brandon Eskew
Advisor Technology / Blockchain
Mark G Mathis
Advisor: Film+Media Assets
Phillip Rosen
Advisor: Business/Legal, Film+Media
Sarin Kuruvilla
Advisor (Acting CMO) Growth
Adam Solesby
Advisor: Technology / Business
Dane McFarlin
Advisor: Payments Growth

Use of Funds

INVEST

PRE-SEED (ANGEL ROUND COMPLETED)	
RAISE AMOUNT	$500,000
UNIT PRICE	$50,000 minimum
VALUATION CAP	$15,000,000 (**this is not a valuation**)
DISCOUNT RATE	15%
TERM	S.A.F.E. Standard term sheet Shares issued and priced at Series-A

USE OF FUNDS

First 8 months
Full Stack Lead Developer team
Front-End UI/UX Designer and team
BI/SQL DBAs Servers
Backend tech integration
Executive Compensation
Legal and Compliance Foundation

SEED-A (PUBLIC CROWD-EQUITY	
RAISE TARGET	$1,070,000
MINIMUM	$300
VALUATION CAP	$15,000,000
DISCOUNT RATE	15%
TERM	S.A.F.E. Standard term sheet Shares issued and priced at Series-A

USE OF FUNDS

NEXT 18months
Marketing & Sales
Legal & Compliance financial infrastructure
BETA Build -- Entire Technology & Development Team
Servers & Operational technologies, Ongoing systems Maintenance
Backend tech licensing and integration services
Executive Compensation

Specifics may change

Acquire Invest is raising a crowdfund equity round to give its users a chance to invest in its platform and technology! The raise will help fund the next 18 months as we roll out our beta, grow our technology team and compliance, and launch full marketing and sales campaigns.

INDEX

EXCHANGE FAQ

What is Acquire?
Acquire is an automated, compliant investment issuance and exchange platform for security tokens.

Why does the industry need a new exchange?
The current system is far too difficult to navigate and often too expensive, which does not lend itself to smaller investment offerings and companies seeking investors. Acquire is creating a path for companies to publicly list their shares that is less convoluted and with less friction.

Will Acquire be a regulated exchange?
Yes. Acquire brings compliant, automated issuance, discovery, and trading to private securities.

Will securities listed on Acquire be registered securities?
Yes. Securities traded on Acquire will be generally required to be registered with the SEC under both Section 12 of the Exchange Act and Section 6 of the Securities Act of 1933.

Will Acquire be a primary listing market?
Yes. Eligible companies and issuers of ETPs that meet applicable listing requirements may list their securities on Acquire.

How does a market participant become an Acquire Participant?
To become an Acquire Participant (investment issuer or Investor), an applicant must complete an Acquire Participant Application built into their user account's onboarding screens and it must be approved to begin the onboarding process.

Will There be a Secondary market for trading of securities on the Acquire Platform
Yes, Acquire will be utilizing its technology in combination with a broker dealer ATS, and transfer agent to facilitate a compliant exchange for the secondary market trading of securities listed on the Acquire platform.

How will Acquire utilize blockchain technology?
Acquire proposes that certain order and execution information relating to trading activity would be recorded by a private, permission-based blockchain accessible through an application program interface available through the internet (the "Acquire Market Data Blockchain"). The Acquire Market Data Blockchain captures trading activity that occurs on Acquire in the normal course of business and is made available through the Acquire Mobile App to Acquire Participants (issuers and investors) as an additional resource that they may choose to use at their discretion.

How will tokenized securities settle and clear on Acquire?
All transactions on Acquire will clear and settle in accordance with the rules, policies, and procedures of registered clearing agencies. Acquire anticipates that at the time it commences operations, securities that are listed and traded on Acquire would be securities that are eligible for services by our Broker dealer ATS partners and that our Broker dealer ATS partners would serve as the securities depository for such securities. It is also expected that confirmed trades in securities on Acquire would be transmitted to NSCC for clearing such that NSCC would clear the trades through its systems to produce settlement obligations that would be due for settlement between participants at our Broker dealer ATS partner.

Why does Acquire require users to verify their identity using KYC/AML.
Acquire uses third party service providers to validate your identity and confirm you are not prevented from investing due to federal prohibitions on your activities. You may receive a prompt as you login to your Acquire account, or through email, to verify your identity in order to complete your investment or when investing. Your identification documents will be securely transferred to and stored by our partner for verification. Acquire does not retain copies of documents you submit.

IP

CURRENT ACQUIRE APP IP (intellectual property)



– **Web Securities Token investment Gates** with investment portal and user dashboard

Custom Investment portals purchased by investment issuers for participants to discover an individual offering and invest directly with Ethereum. Connect a digital ETH wallet, unlock the investment button by going through KYC/AML to get whitelisted and verified. Our system records who invests and tracks the cap-table on chain. The issuers portal is in development.

STATUS: completing in May of 2022.



– **Whitelabel, DTC service** of our mobile investment app and platform

For a monthly fee Funds and DAOs are able to bring their products direct to their consumers and LPs. This B2B revenue model allows the client to license our IP. White label their own version of the Acquire Mobile app and utilize the backend to provide their own blockchain powered financial products DTC.



STATUS: In development Version 1.0 will be completed by Nov. 2022 // Acquire's sales to funds begins July 2022.

– **Acquire's core IP** is a platform unifying core backend technologies.

Acquire is the only app with a fully interconnected security token ecosystem that aggregates, and leverages multiple institutional grade blockchain backend technologies to provide a seamless user focused experience for discovering, investing, settling transactions and realizing returns for alternative private placement assets.

STATUS: Version 1.0 will be completed by Nov. 2022 // Flagship asset sales begin May 2022.



ACQUIRE
The App that redefines personal investing.
Blockchain powered, compliant, automated
and tradeable investments for everyone!
Acquire Markets
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